UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-38781

HEXO Corp.
(Exact name of registrant as specified in its charter)

265 Talbot Street West
Leamington, Ontario, Canada
N8H 4H3
(844) 845-7291
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

EXPLANATORY NOTE

On June 22, 2023, pursuant to an arrangement agreement, dated as of April 10, 2023, as amended on June 1, 2023, between Tilray Brands, Inc. (“Tilray”) and HEXO Corp. (“HEXO”), Tilray and HEXO implemented an arrangement under the Business Corporations Act (Ontario) under which Tilray acquired all of the issued and outstanding common and preferred shares of HEXO.

Pursuant to the requirements of the Securities Exchange Act of 1934, HEXO Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HEXO CORP.

	By:	/s/ Blair MacNeil
		Name:	Blair MacNeil
		Title:	President

DATE: July 3, 2023